LITMAN GREGORY FUNDS TRUST

Form of Operating Expenses Limitation Agreement

This Operating Expenses Limitation Agreement (this “Agreement”) is effective as of [ ], 2021, by and between Litman Gregory Funds Trust (the “Trust”), a Delaware statutory trust, on behalf of each of the iM DBi Managed Futures Strategy ETF and the iM DBi Hedge Strategy ETF, series of the Trust (each, a “Fund”), and the investment advisor to the Fund, Litman Gregory Fund Advisors, LLC, a California limited liability company (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of a Unified Investment Advisory Agreement between the Trust and the Advisor dated April 1, 2013, as such agreement may be amended from time to time (the “Investment Advisory Agreement”);

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement such limit;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.         Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average annual net assets, as shown on Schedule A of this Agreement (the “Expense Cap”). In the event that the current Operating Expenses of the Fund, as accrued daily, exceeds its Expense Cap, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess payment is due.

2.         Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee under Paragraph 7 of the Investment Advisory Agreement and other expenses described in Paragraph 6 of the Investment Advisory Agreement. Under the Advisory Agreement, the Adviser has agreed to pay all expenses incurred by the Funds except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by each Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the management fee payable to the Adviser. The Adviser is responsible for arranging transfer agency, custody, fund administration and accounting, and other related services necessary for a Fund to operate.

3.         Term. This Agreement shall become effective on the date specified herein and shall remain in effect until [                ], 2023 unless sooner terminated as provided in Paragraph 6 of this Agreement.

4.         Termination. This Agreement may be terminated at any time by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor without payment of any penalty. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated with respect to the Fund, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination with respect to the Fund.

5.         Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.         Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.         Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

8.         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9.         Notice of Limited Liability. The Advisor agrees that the Trust’s obligations under this Agreement shall be limited to the Fund and to its assets, and that the Advisor shall not seek satisfaction of any such obligation from the shareholders of the Fund nor from any Trustee, officer, employee or agent of the Trust or the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers on one or more counterparts, all on the date and year first above written.

LITMAN GREGORY FUNDS TRUST, on behalf of the iM DBi Managed Futures Strategy ETF and iM DBi Hedge Strategy ETF	LITMAN GREGORY FUND ADVISORS, LLC

By:	By:
Name:John Coughlan	Name:John Coughlan
Title: Treasurer	Title: Chief Operating Officer
Date: _[ ], 2021________________________	Date: [ ], 2021

Schedule A

Series of Litman Gregory Funds Trust	Operating Expense Limit

iM DBi Managed Futures Strategy ETF	0.85%
iM DBi Hedge Strategy ETF	0.85%